N E T W O R K 1 F I N A N C I A L

S E C U R I T I E S , I N C .

September 27, 2018

VIA EDGAR CORRESPONDENCE

Jennifer Gowetski, Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Mail Stop 3233

Washington, DC 20549

Re: MDJM LTD Registration Statement on Form F-1 (SEC File No. 333-226826)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of MDJM Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Friday September 28, 2018, or as soon thereafter as practicable.

Very truly yours,

NETWORK 1 FINANCIAL SECURITIES, INC.

By:	/s/: Damon D. Testaverde
Name:	Damon D. Testaverde
Title:	Managing Director

Members FINRA & SIPC

Network 1 Financial Securities, Inc.

The Galleria, 2 Bridge Avenue, Building 2, Red Bank, NJ 07701

(732) 758-9001